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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                            Catalina Lighting, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, par value $.01
________________________________________________________________________________
                        (Title of Class of Securities)


                                   148865108
        _______________________________________________________________
                                (CUSIP Number)

                             Tracy M. Shier, Esq.
                            121 Vine Street, #1903
                           Seattle, Washington 98121
                                 206-443-6948
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 10, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 3 Pages

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 148865108                                      PAGE 2 OF 3 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David M. Moss        ss# ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          394,482
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          394,482
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      394,482
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
           Amount excludes 34,600 shares held in trust for the benefit of Mr.
      [X]  Moss' children the beneficial ownership of which Mr. Moss disclaims.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 3 PAGES

ITEM 1. SECURITY AND ISSUER

        Common Stock

EXECUTIVE OFFICERS OF THE REGISTRANT

     The following table sets forth certain information as of December 14, 1998 with respect to the executive officers of the Company:

NAME                AGE       POSITION WITH THE COMPANY
----                ---       -------------------------

Robert Hersh        52        Chairman, President,
                              Chief Executive Officer, Director

Dean S. Rappaport   46        Executive Vice President,
                              Chief Operating Officer, Director

William D. Stewart  50        Executive Vice President, Director

Nathan Katz         43        Executive Vice President

David W. Sasnett    42        Senior Vice President, Chief Financial
                              Officer, Chief Accounting Officer

Thomas M. Bluth     41        Vice President, Secretary, Treasurer

The address of the above executive officers of the Company is in each case:

                      C/o    Catalina Lighting, Inc.
                             18191 N.W. 68th Avenue
                             Miami, Florida 33015

ITEM 2. IDENTITY AND BACKGROUND

     DAVID M. MOSS, age 55, is a co-founder of Catalina Lighting, Inc. (the "Company") and served as its Chairman, Chief Executive Officer and President from 1986 to 1989. Mr. Moss is the Chairman, President and Chief Executive Officer of Achiever Shredders and Office Products Company, Inc. ("Achiever"), World Office Products Manufacturing, Inc. ("World Office"), and Remington Security Camera, Inc. ("Remington"). Achiever was formed by Mr. Moss in January of 1997 to distribute document shredder appliances. Remington was formed in September of 1997 to distribute miniaturized and mobile security systems, and World Office was formed in 1991 to distribute office chairs.

     The address for Mr. Moss is 6073 N.W. 167th Street, Building C-5, Miami, Florida 33015 which is the principal address of the businesses Mr. Moss conducts.

     Mr. Moss has no convictions or proceedings within the instructions to this form or the rules and regulations of the Securities and Exchange Commission to report.

     Mr. Moss resides in Florida and is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares owned by Mr. Moss were previously acquired in connection with his founding of the Catalina Lighting, Inc.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of Mr. Moss is to elect certain nominees to the Board of Directors of Catalina Lighting, Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The percent of outstanding shares of common stock of Catalina Lighting, Inc. currently owned by Mr. Moss is 5.5%. There have been no transactions effected within the past sixty days with respect to the registrants stock by Mr. Moss. The balance of the responses to this item is in the negative or the item is not applicable in the particular circumstances.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Moss has no contractual relationships with the Company or its affiliates. Further, Mr. Moss has no interests in the proposed solicitation of proxies in favor of his election to the Board of Directors of the Company other than those interests that may accrue to each of him as shareholder of the Company and those interests that may acccrue to him as director under the Company's current director compensation program if he is elected to be director of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 10, 1999
                                        -----------------------------
                                        (Date)

                                        /s/ David M. Moss
                                        -----------------------------
                                        (Signature)

                                        David M. Moss
                                        -----------------------------
                                        (Name/Title)